Exhibit 12

EL PASO PIPELINE PARTNERS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	FOR THE YEARS ENDED DECEMBER 31,
	2009	2008	2007	2006	2005
Earnings
Pre-tax income from continuing operations	$363.2	$287.7	$252.6	$243.2	$176.3
Income from equity investees	(53.4)	(32.9)	(4.1)	(0.4)	-
Pre-tax income from continuing operations before income from equity investees	309.8	254.8	248.5	242.8	176.3

Fixed charges	92.4	65.6	64.9	58.3	41.6

Distributed income of equity investees	43.8	23.1	-	-	-
Allowance for funds used during construction	(23.0)	(7.2)	(3.7)	(2.0)	(4.5)
Total earnings available for fixed charges	$423.0	$336.3	$309.7	$299.1	$213.4

Fixed charges
Interest and debt costs expense	$91.1	$64.9	$64.1	$56.8	$40.2
Interest component of rent	1.3	0.7	0.8	1.5	1.4

Total fixed charges	$92.4	$65.6	$64.9	$58.3	$41.6

Ratio of earnings to fixed charges	4.6	5.1	4.8	5.1	5.1

For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
- income from equity investees, adjusted to reflect actual distributions from equity investments; and
- fixed charges;
less
- allowance for funds used during construction

Fixed charges means the sum of the following:
- interest costs;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.